FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
              ----------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F  X                     Form 40-F
                                    ----                              ----


     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes                               No  X
                               ----                            ----


     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)



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                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a press release dated September 25th, 2001 announcing executive appointment.





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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INFOVISTA SA

Dated : September 26th, 2001                By: /s/ ALAIN TINGAUD
                                            Alain TINGAUD
                                            Chairman and Chief Executive Officer




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INFOVISTA  ANNOUNCES  THE  APPOINTMENT  OF DIDIER  LESTEVEN  AS  EXECUTIVE  VICE
--------------------------------------------------------------------------------
PRESIDENT, WORLDWIDE OPERATIONS
-------------------------------

PARIS, FRANCE and COLUMBIA, MD - September 25, 2001 - InfoVista (NASDAQ: IVTA, Nouveau Marche: 7667), a global provider of software solutions that help service providers improve returns from their complex IT infrastructure, today announced the appointment of Didier Lesteven as Executive Vice President, Worldwide Operations, completing the new management team announced by the company on September 4.

Didier Lesteven, 41, comes to InfoVista from Sterling Commerce, a subsidiary of SBC Communications, where he served as SVP, International Operations. Responsible for Sterling Commerce's overall strategy and operations, Mr. Lesteven's main accomplishments include initiating and spearheading the company's e-commerce activities. Prior to Sterling Commerce, Mr. Lesteven held various management positions within Candle Corp., 3Com Corp., Hewlett Packard and Control Data Inc. Mr. Lesteven will be based in New York and Paris.

"I am particularly pleased that Didier has accepted to join our management team," said Alain Tingaud, Chairman and CEO. "I have known Didier for 12 years, and have had ample opportunities to witness his effectiveness as a manager. His industry background will provide the right fit within InfoVista's evolving business model - strategic account management and project-oriented management based on the company's new solutions-driven product line."

"Having worked within the industry for many years, I am very familiar with InfoVista and its value enhancing solutions. I look forward to helping the company continue its success in the next phase of its development and beyond," said Mr. Lesteven.

With this new appointment, five senior managers will report directly to Mr. Tingaud. Together with Messrs Tingaud and Lesteven, four other senior managers will constitute InfoVista's Executive Committee and oversee all strategic and corporate decisions: Philippe Ozanian, EVP, Finance and Corporate Services; Manuel Stopnicki, a co-founder of InfoVista, EVP, Technology and Solutions; Peter Mao, EVP, Asia Operations; and Loic Mathieu, VP, Architecture and Products.

Added Mr. Tingaud, "This is the right team to drive our business forward, solidifying InfoVista's position at the heart of the Operational Support System
(OSS) platform."


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About InfoVista
InfoVista is a world-leading provider of Service Level Management software solutions. InfoVista designs, develops and markets technologically advanced software which monitors, analyzes and reports on the performance and quality of services of information technology infrastructure (ITI), including networks, servers and applications. InfoVista markets primarily to telecommunications companies, including British Telecom, France Telecom, and Cegetel; Internet service providers including UUNET and Wanadoo; and other IT-intensive organizations such as financial services companies including AXA, First Union Bank, Fleet Capital and Banque de France, and other multinational companies like Nestle and Shell. InfoVista stock is traded on the NASDAQ under the ticker symbol IVTA and the Nouveau Marche under the symbol InfoVista (CodeEuroclear
7667). For more information about the company, please visit www.infovista.com.
                                                            -----------------

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are "forward looking statements." These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors that might affect our actual results, please see the "Risk Factors" section and other disclosures in InfoVista's public filings with the US Securities & Exchange Commission and French Commission des Operations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


InfoVista is a registered trademark of InfoVista, S.A.





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